NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF

YUKON-NEVADA GOLD CORP.

to be held January 12, 2010

As at November 30, 2009 unless otherwise noted

This Management Information Circular and the accompanying materials require your immediate attention.

If you have any questions regarding the Special Meeting or require more information with regard to the procedures for voting, please contact Laurel Hill Advisory Group toll-free at 1-800-994-5189.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The Company has retained Laurel Hill Advisory Group (“Laurel Hill”) to act as its agent in connection with the solicitation of proxies. For this service, Laurel Hill will be paid a fee of $25,000 plus out of pocket expenses. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. A Non-Registered Holder who receives a VIF cannot use the voting instruction form to vote shares directly at the Meeting. In order for a non-registered shareholder to vote his or her shares at the

Meeting, the non-registered shareholder must write his or her name in the space provided on the VIF or using the internet and otherwise follow the instructions on the VIF. Alternatively, the non-registered shareholder can appoint another person (who does not have to be a shareholder) as his or her proxyholder to be vote his or her shares at the Meeting by writing the name of such person in the space provided on the voting instruction form or internet and otherwise follow the instructions on the voting instruction form. Non-registered holders may also use a properly executed proxy form provided for use by registered holders or other form of proxy, by striking out the management nominees and writing the name of the shareholder or other appointee in the space provided and return the proxy to Computershare. Your proxy appointment must be received prior to the proxy cut off date.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year; and

(b)	any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 388,821,887 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The Company’s directors fixed November 16, 2009 as the record date for the determination of the shareholders entitled to vote at the Special Meeting.

To the knowledge of the directors and senior officers of the Company, no persons beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Name	No. of Shares	Percentage of Issued and Outstanding
Orifer S A. .	54,000,000	13.89%
Sprott Asset Management as a Portfolio Manager	66,175,062*	17.02%

*                As at November 9, 2009.

PARTICULARS OF THE MATTERS TO BE ACTED UPON

Issuance of Inducement Warrants

At the Meeting, the shareholders will be asked to consider, and the Company’s directors, believing it to be in the best interests of the Company, recommend that the shareholders approve the Company’s proposal to raise additional working capital by issuing additional share purchase warrants (“Inducement Warrants”) to holders of existing warrants who elected to exercise such warrants prior to September 30, 2009 in the case of the Existing Warrants issued in respect of the August 2009 PP and November 16, 2009 in the case of the Existing Warrants issued in respect of the December 2008 PP (the “Accelerated Expiry date”). The subject warrant holders are the subscribers of the Company’s private placements which closed in December 2008 (the “December 2008 PP”) and in August 2009 (the “August 2009 PP”) that hold warrants entitling them to an aggregate of 213,450,000 warrants (the “Existing Warrants”).

The Toronto Stock Exchange (the “TSX”) requires that the issuance of the Inducement Warrants be approved by disinterested shareholders, meaning none of the holders of Existing Warrants is entitled to vote on the resolution.

In October, 2009, the Company was in critical need of funds to pay for start-up costs at the Jerritt Canyon Mine and to pay creditors, and sought an inducement for warrant holders to exercise their warrants substantially before their expiry date.

On October 14, 2009, the Company received clearance from the TSX for its news release issued in connection with the issuance of Inducement Warrants to warrant holders who elected to exercise their Existing Warrants substantially before the December 17, 2009 expiry date. One Inducement Warrant was to be issued for each Existing Warrant exercised. The issuance of the Inducement Warrants was subject to the approval of the disinterested shareholders of the Company. Based on this conditional approval, many existing warrant holders elected to exercise their Existing Warrants, and the Company contacted disinterested shareholders to seek their approval.

On October 20, 2009, the TSX varied its earlier decision; the TSX determined that the disinterested shareholder approval for the issuance of the Inducement Warrants must be grouped with the approval for the issuance of another series of inducement warrants given the proximity in time to the inducement offers. This revised decision by the TSX caused delay in receiving consents from Company’s shareholders for the new combined transaction, since the Company shareholders did not understand the TSX’s reason for its revised decision.

The Company engaged the services of a proxy solicitation firm to assist in attaining the required Company shareholder consent. Since the approval process was taking a great deal of time, the Company decided to hold a shareholders’ meeting to approve the issuance of the Inducement Warrants; the Company determined that the earliest date for such shareholders’ meeting was December 17, 2009, the same date as the expiry of some of the warrants.

The Company actively solicited shareholders for their approval, and warrant holders continued to exercise their warrants in good faith based on he TSX conditional approval.

On December 2, 2009, the TSX again amended its earlier decision of October 20, 2009, and the TSX determined to disallow the issuance of the Inducement Warrants for the early exercise of the warrants expiring December 17, 2009. The Company understands that the reason for this TSX reversal of its earlier decision was that the issuance of the Inducement Warrants was not commercially reasonable since the revised meeting was going to be held after the expiry date of the December 17, 2009 warrants.

The Company has decided to appeal the TSX’s December 2, 2009 decision; therefore, the shareholders are being requested at the Meeting to approve the issuance of the Inducement Warrants to shareholders who exercised their share purchase warrants substantially before the December 17, 2009 expiry date.

With respect to the December 2008 PP, the Accelerated Expiry Date was November 13, 2009. The Inducement Warrant for the December 2008 PP Existing Warrant holders will be exercisable at a price of $0.32 per share on or before 24 months from the date of issue. With respect to the August 2009 PP, the Accelerated Expiry Date was September 30, 2009. The Inducement Warrant for the August 2009 PP Existing Warrant holders will be exercisable at a price of $0.128 per share on or before 30 months from the date of issue.

The Company requires immediate working capital to fund its business plan. The proceeds from the Transaction will be used to:

1.	fund resumption of the Jerritt Canyon mines and its mill back into production and into a sustainably profitable operating status;

2.	pay down the existing liabilities of the Company;

3.	invest in the facilities at Jerritt Canyon to meet the compliance requirements of the Nevada Division of Environmental Protection (being in full environmental compliance);

4.	make further improvements to the gold production processes to enhance throughput at the mill; and

5.	carry out further exploration activity at the Jerritt Canyon and Ketza River properties.

December 2008 Inducement Warrants

As set out above and in the Company’s news release dated October 14, 2009, (the “News Release”) the Company proposes to raise additional working capital by inducing the subscribers to its December 2008 PP to exercise, before their expiry date, up to an aggregate of 172,400,000 warrants (the “December 2008 Existing Warrants”) consisting of 85,200,000 Class A warrants with an exercise price of $0.07 per share and 87,200,000 Class B warrants with an exercise price of $0.09 per share. The conditions of this inducement warrant offer were as follows:

1.

one of the holders of the December 2008 Existing Warrants, Orifer S.A. (“Orifer”), had five business days from the date of the announcement to make or arrange a cash advance (the “Loan”) to the Company of $2.5 million dollars, to be offset against the proceeds from the exercise of the December 2008 Existing Warrants;

2.	the approval of the TSX and the disinterested shareholders of the Company for the issue of an inducement warrant for each December 2008 Existing Warrant exercised early; and

3.	if the TSX approval or Company shareholder approval is not obtained within 30 days, the Company must repay the Loan within 14 days from such date,

(collectively, the “Transaction”).

The Class A warrants have an expiry date of December 17, 2009 and the Class B warrants have an expiry date of June 17, 2010. If a holder elected to exercise a December 2008 Existing Warrant prior to the Accelerated Expiry Date, the Company will issue to that holder an inducement warrant (the “December 2008 Inducement Warrant”), representing the same number of shares as the December 2008 Existing Warrants exercised by the holder. The December 2008 Inducement Warrant will be exercisable for 24 months from the date of issuance at a price of $0.32 per share. The holders had until November 13, 2009 to exercise December 2008 Existing Warrants in order to qualify for December 2008 Inducement Warrants. Based on exercise notices received by the November 13, 2009 deadline, up to 162,800,000 December 2008 Inducements Warrants will be issued.

An aggregate of 172,400,000 December 2008 Inducement Warrants could have been issued, which represents 46.08% of the Company’s issued and outstanding share capital at the date of the News Release.. Up to 110,000,000 December 2008 Inducement Warrants could be issued to insiders of the Company representing 29.40% of the Company’s issued and outstanding share capital at the date of the News Release.

Orifer, an “insider” of the Company, holds 54,000,000 common shares of the Company (14.43% of the Company’s issued and outstanding share capital as at October 14, 2009) and will be entitled to participate in the issuance of December 2008 Inducement Warrants. Upon exercise of its 108,000,000 Existing Warrants, Orifer will hold an aggregate of 162,000,000 common shares, and 108,000,000 December 2008 Inducement Warrants. The maximum number of shares that may be issued to Orifer upon exercise of the December 2008 Inducement Warrants would be 108,000,000 common shares, being 28.86% of the Company’s issued and outstanding share capital as at October

14, 2009 or 18.30% of the Company’s then issued share capital. Upon completion of the exercise of its December 2008 Existing Warrants, Orifer would then hold, including currently held shares, 33.60% of the Company’s issued and outstanding share capital as at October 14, 2009. Upon exercise of the December 2008 Inducement Warrants and the Existing Warrants, Orifer would then hold 270,000,000 common shares, being 30.09% of the Company’s then issued and outstanding share capital. Therefore, the exercise, by Orifer of its December 2008 Existing Warrants and its December 2008 Inducement Warrants could materially affect the control of the Company, pursuant to TSX policies.

Robert Chafee, a director of the Company, currently holds 9,426,143 common shares of the Company and is entitled to participate in the issuance of December 2008 Inducement Warrants. Upon exercise of his 2,000,000 December 2008 Existing Warrants, Mr. Chafee would hold an aggregate of 11,426,143 common shares, and 2,000,000 December 2008 Inducement Warrants. The maximum number of shares that may be issued to Mr. Chafee upon exercise of the December 2008 Inducement Warrants would be 2,000,000 common shares, being 0.53% of the Company’s issued and outstanding share capital as at October 14, 2009. Upon completion of the exercise of his December 2008 Existing Warrants, Mr. Chafee would then hold, including currently held shares, 3.04% of the Company’s issued share capital. Upon exercise of the December 2008 Existing Warrants and the December 2008 Inducement Warrants, Mr. Chafee would then hold 13,426,143 common shares, being 1.50% of the Company’s then issued and outstanding share capital.

Terry Eisenman, a director of the Company, currently holds, directly and indirectly, 4,638,600 common shares of the Company and is entitled to participate in the issuance of December 2008 Inducement Warrants. Upon exercise of his 1,600,000 December 2008 Existing Warrants, Mr. Eisenman would hold, directly and indirectly, an aggregate of 6,238,600 common shares, and 1,600,000 December 2008 Inducement Warrants. The maximum number of shares that may be issued to Mr. Eisenman upon exercise of the December 2008 Inducement Warrants would be 1,600,000 common shares, being 0.43% of the Company’s issued and outstanding share capital as at October 14, 2009. Upon completion of the exercise of his December 2008 Existing Warrants, Mr. Eisenman would then hold, directly and indirectly, including currently held shares, 1.6% of the Company’s issued share capital. Upon exercise of the December 2008 Existing Warrants and the December 2008 Inducement Warrants, Mr. Eisenman would then hold, directly and indirectly 7,838,600 common shares, being 0.87% of the Company’s then issued and outstanding share capital.

In accordance with securities legislation the December 2008 Inducement Warrants and the December 2008 Inducement Warrant Shares will be subject to “hold period” of four months plus one day from the date of their respective issuance.

Discussion of the Review and Approval Process

The Company’s directors have unanimously approved the Transaction. In approving the Transaction, the Company’s directors considered and evaluated, among other things: (i) information with respect to the financial condition, business, and operations of the Company; (ii) information with respect to the assets and properties of the Company; (iii) historical information regarding the trading prices of the Company shares; (iv) the regulatory approval requirements in connection with the Transaction; and (v) the risks associated with the completion of the Transaction. This discussion of the information and factors considered and given weight by the Company’s directors is not intended to be exhaustive, but is believed to include all material factors considered by the Company’s directors. In reaching the determination to approve and recommend the resolutions relating to the Transaction the Company’s directors did not assign any relative or specific weight to the factors which were considered and individual directors may have given a different weight to each factor.

August 2009 Private Placement Inducement Warrants

On September 29, 2009, the Company announced a proposal to raise additional working capital by inducing the subscribers to its private placement which closed in two tranches in August 2009 to exercise, well before their respective expiry dates, up to an aggregate of 41,050,000 warrants (the “August 2009 Existing Warrants”). The

August 2009 Existing Warrants have an expiry date of February 6 and 28, 2012, and have an exercise price of $0.125 per share. If a holder elected to exercise an August 2009 Existing Warrant, the Company will issue to that holder an inducement warrant (the “August 2009 Inducement Warrant”), in the same number of shares as the August 2009 Existing Warrant exercised by the participant. The August 2009 Inducement Warrant will be exercisable at a price of $0.128 per share on or before 30 months from the date of issue. The holders had until September 30, 2009 to exercise August 2009 Existing Warrants in order to qualify for August 2009 Inducement Warrants. Up to 41,050,000 Inducement Warrants will be issued, which represents 10.97% of the Company’s issued and outstanding share capital as at September 29, 2009. Based on exercise notices received by the September 30, 2009 deadline, up to 10,000,000 August 2009 Inducements Warrants will be issued.

Three of the warrant holders of the August 2009 Existing Warrants were unable to submit their Existing Warrants to the Company in time to meet the September 30, 2009 deadline. Therefore, the Company has offered these three warrant holders one-half (½) inducement warrant (the “½ Inducement Warrants”) for each Existing Warrant submitted. The ½ Inducement Warrants will be exercisable at a price of $0.26 per share for 24 months from date of issue. 10,250,000 ½ Inducement Warrants will be issued.

One insider, Sprott Asset Management Inc. as portfolio manager for various funds (collectively, Sprott”), which held, prior to the exercise of its Existing Warrants, an aggregate of 53,475,062 shares of the Company is entitled to participate in the issuance of August 2009 Inducement Warrants. Upon exercise of its 10,000,000 August 2009 Existing Warrants, Sprott will hold an aggregate of 63,475,062 common shares, 10,000,000 August 2009 Inducement Warrants and 555,000 warrants (the “Warrants”). The maximum number of common shares to be issued to Sprott upon exercise of the August 2009 Inducement Warrants, would be 10,000,000 common shares, being 2.67% of the Company’s September 29, 2009 issued and outstanding common shares or 2.60% of the Company’s then issued share capital. Upon completion of the exercise of its August 2009 Existing Warrants, Sprott would then hold, including currently held common shares, 16.09% of the Company’s issued share capital. Upon exercise of the August 2009 Inducement Warrants and the Warrants, Sprott would then hold 74,030,062 common shares, being 18.76% of the Company’s then issued and outstanding share capital.

In accordance with TSX policies, disinterested shareholder approval is required as the issuance of the Inducement Warrants may materially affect control of the Company, result in the issuance of securities in excess of 25% of the Company’s current issued and outstanding shares, result in more than 10% of the Company’s current issued and outstanding shares being issuable to insiders of the Company and the TSX deeming the issuance of the Inducement Warrants to be an amendment to in-the-money Existing Warrants. Issuance of the Inducement Warrants is conditional upon both the approval of the TSX and in accordance with Section 604(d) of the TSX Company Manual, the obtaining of disinterested Company shareholder approval.

The Company’s shareholders will be asked to consider and, if thought fit, approve, with or without amendment, resolutions substantially in the form set forth below:

“1.           BE IT RESOLVED to approve the issuance of up to 85,200,000 Inducement Warrants for the early exercise of Existing Warrants expiring December 17, 2009 and that the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

2.            BE IT RESOLVED to approve the issuance of up to 87,200,000 Inducement Warrants for the early exercise of Existing Warrants expiring June 17, 2010 and that the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders;

3.            BE IT RESOLVED to approve the issuance of 10,000,000 Inducement Warrants for the early exercise of Existing Warrants expiring February 6 and 28, 2012 and that the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders; and

4.            BE IT RESOLVED, to approve the issuance of one half of an Inducement Warrant for the exercise, at the request of the Company in October 2009, of 10,250,000 Existing Warrants expiring February 28, 2012, such that one whole Inducement Warrant will entitle the holder to purchase one additional share of the Company at the price of $0.26 per share for a period of 24 months from issuance, and that the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

Recommendation of the Company’s Directors

The Company’s directors have reviewed and considered all facts respecting the foregoing matters. The Company’s directors unanimously recommend that the Company shareholders vote in favour of the foregoing resolutions in regards of the Transaction.

HOLDERS OF THE EXISTING WARRANTS AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED SHAREHOLDERS OF THE COMPANY IS THEREFORE SOUGHT. THE TRANSACTION MUST BE PASSED BY THE AFFIRMATIVE VOTE OF A MAJORITY OF THE VOTES CAST AT THE MEETING BY DISINTERESTED SHAREHOLDERS PRESENT IN PERSON OR REPRESENTED BY PROXY.

As a result, at the Meeting the votes attaching to the 219,207,555 shares held on the Record Date of the Meeting, being November 16, 2009, by Existing Warrant holders and their associates will not be counted. Below is a list of the Insiders of the Company who are holders of Existing Warrants and their respective shareholdings of the Company:

Name of Existing Warrant Holder	No. of Shares Held
Shaun Heinrichs(1)	390,000
Graham Dickson(1)	2,614,000
Sprott Asset Management Inc. as Portfolio Manager for various funds	64,030,062
Robert Chafee(1)	9,426,143
Orifer S.A.	54,000,000
Eisenman Family Trust LLP(2)	400,000
Monarch Mining Services Ltd.(2)	2,430,000

(1)	Insiders who did not exercise their August 2009 Existing Warrants.
(2)	Controlled by Terry Eisenman, a director of the Company.

Other than as set out above, it is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Set forth below are details of material transactions in which “informed persons” have an interest:

Private Placements

In December 2008, certain investors purchased an aggregate of 79,800,000 units of the Company at a price of $0.05 per unit for a total purchase price of $3,990,000 by way of private placement. Each unit comprised one share, one Series “A” Share Purchase Warrant (a “Class “A” Warrant”) and one Series “B” Share Purchase Warrant (a “Class “B” Warrant”). Each Class “A” Warrant entitles the holder to purchase one additional common share for a period of 12 months from December 17, 2008 at a price of $0.07 per share and each Class “B” Warrant entitles the holder to purchase one additional common share for a period of 18 months from December 17, 2008 at a price of $0.09. One director of Company purchased 1,000,000 units.

In August 2009, certain investors purchased an aggregate of 41,050,000 units of the Company at a price of $0.10 per unit for a total purchase price of $4,105,000 by way of private placement. Each unit comprised one share and one share purchase warrant; each share purchase warrant entitles the holder to purchase one additional common share for a period of 30 months from date of issuance at a price of $0.125 per share. Directors of the Company purchased an aggregate of 1,100,000 units.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the Company’s directors pursuant to resolutions passed as of December 8, 2009.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Robert F. Baldock”
Robert F. Baldock, President

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

NORTH AMERICAN TOLL-FREE

1-800-994-5189

TIME IS OF THE ESSENCE. PLEASE VOTE TODAY